As filed with the Securities and Exchange Commission on January 30, 2004

Commission File No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

PAINCARE HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Florida	06-1110906
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

37 North Orange Avenue, Suite 500

Orlando, Florida 32801

407-926-6615

(Address and telephone number of Registrant’s principal executive offices)

Randy Lubinsky

Chief Executive Officer

PainCare Holdings, Inc.

37 North Orange Avenue, Suite 500

Orlando, Florida 32801

407-926-6615

(Name, address and telephone number of agent for service)

Copies to:

Brian Brodrick, Esq.

Phillips Nizer LLP

666 Fifth Avenue

New York, New York 10103

(212) 841-0700

Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)		Proposed Maximum Offering Price Per Share(2)		Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock	5,886,070	(3)	$3.42	(4)	$20,130,359	$2,550.52

Common Stock	1,515,980	(5)	$3.42	(4)	$5,184,652	$656.90

Common Stock	11,748,886	(6)	$3.42	(4)	$40,181,155	$5,090.96

Common Stock	15,651,292	(7)	$3.42	(4)	$53,877,164	$6,781.92

Common Stock	1,417,615	(8)	$3.42	(4)	$4,848,243	$614.27

Total	36,219,843					$15,694.57

(1)	Pursuant to Rule 416 of the Securities Act of 1933 as amended, this Registration Statement also includes additional shares of common stock issuable upon stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933.

(3)	Represents 120% (i) of the 3,828,338 shares of common stock issuable upon conversion of $10 million in principal amount of the Registrant’s 7.5% Convertible Debentures due 2006 (the “Debentures”) at a fixed conversion price of $2.6121 per share and (ii) 1,076,720 shares that would be issuable if the Registrant elects to pay interest on the Debentures through the issuance of shares of Common Stock at $2.0897 per share (80% of the conversion), which price is used solely for the purpose of calculating the number of shares to be registered pursuant to this Registration Statement.

(4)	Computed on the basis of the average of the high and low sales prices of the shares of common stock on the American Stock Exchange of $3.42 on January 26, 2004 as prescribed by Rule 457(c).

(5)	Represents 120% of the 1,263,316 shares of common stock issuable upon exercise of share purchase warrants that were issued to the purchasers of the Debentures, including 631,658 warrants with an exercise price of $2.730905 per share and 631,658 warrants with an exercise price of $2.84964 per share.

(6)	Represents shares issued to selling stockholders pursuant to various private capital raising transactions, including shares that were issued upon conversion of the Registrant’s convertible preferred stock and convertible notes and upon exercise of warrants.

(7)	Represents (i) 6,802,076 shares that were issued in various business acquisitions, and (ii) 8,849,216 shares that are issuable pursuant to the earnout provisions of these acquisitions.

(8)	Represents shares that are issuable upon exercise of various outstanding options and warrants.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL, AND IT IS NOT SOLICITING AN OFFER TO BUY, THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to Completion, Dated January 30, 2004

PROSPECTUS

PAINCARE HOLDINGS, INC.

36,219,843 shares of common stock

The securityholders of PainCare Holdings, Inc. listed beginning on page 16 of this prospectus are offering and selling an aggregate of 36,219,843 shares of our common stock, consisting of the following:

•	5,886,070 shares representing 120% of (i) 3,828,338 shares that are issuable upon conversion of $10 million in principal amount of our 7.5% Convertible Debentures due 2006 (the “Debentures”) at a fixed conversion price of $2.6121 per share, and (ii) 1,076,720 shares that would be issuable if we elect to pay interest on the Debentures through the issuance of shares of common stock, assuming for the purpose of this prospectus, a market value of $2.0877 per share, or 80% of the conversion price.

•	1,515,980 shares representing 120% of the 1,263,316 shares that are issuable upon exercise of share purchase warrants that were issued to the purchasers of the Debentures, including 631,658 warrants with an exercise price of $2.730905 per share and 631,658 warrants with an exercise price of $2.84964 per share.

•	11,748,886 shares that were issued in various private capital raising transactions, including shares that were issued upon conversion of our convertible preferred stock and notes and upon exercise of warrants.

•	6,802,076 shares that were issued in various business acquisitions, plus 8,849,216 shares that are issuable pursuant to the earnout provisions of these acquisitions.

•	1,417,615 shares that are issuable upon exercise of various outstanding options and warrants.

The shares of our common stock may be offered and sold from time to time by the selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling stockholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will not receive any proceeds from the sale of the shares other than the exercise price payable to us upon the exercise of options and warrants held by the selling stockholders.

Our common stock is traded on the American Stock Exchange under the ticker symbol “PRZ”. On January 27, 2004, the last reported sale price of our common stock was $3.29 per share. You are urged to obtain current market quotations for the common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 for a discussion of certain factors that you should consider before you invest in any of the common stock being offered with this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                         ,         , 2004

i

As used in this prospectus, references to “PainCare,” “we,” “us” and “our” refer to PainCare Holdings, Inc. and our consolidated subsidiaries unless the context otherwise requires.

ii

PROSPECTUS SUMMARY

About This Prospectus

This prospectus is a part of a registration statement on Form S-3 filed by us with the Securities and Exchange Commission to register shares of our common stock for solely selling stockholders. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information about us and our common stock. Copies of the registration statement and its exhibits are on file with the SEC. Statements contained in this prospectus concerning the documents we have filed with the SEC are not intended to be comprehensive, and in each instance we refer you to copy of the actual document filed as an exhibit to the registration statement or otherwise filed with the SEC.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

About PainCare

PainCare Holdings, Inc. is a holding company that provides high-tech health care services through (i) our wholly owned medical practice subsidiaries, or “Owned Practices”, (ii) medical practices that we manage in States that prohibit the corporate practice of medicine, or “Managed Practices”, and (iii) medical practices where we provide certain equipment and services pursuant to specific or limited engagements, or “Limited Management Practices”. These services include pain management, minimally invasive spine surgery and orthopedic rehabilitation services to patients of our Owned Practices, Managed Practices and Limited Management Practices, (collectively the “Practices”), seeking pain relief. We have developed our “Three Pillar” business approach to provide an integrated combination of products and services to patients of the Practices seeking pain relief through pain management technologies, minimally invasive spine surgery and orthopedic rehabilitation.

We acquire, in the case of Owned Practices, or manage in the case of the Managed Practices, highly profitable pain management, physiatry and orthopedic physician practices to serve as a delivery platform for our three integrated musculoskeletal services. We currently have two (2) Owned Practices providing spine surgery services, five (5) Owned Practices providing pain management services, and four (4) Managed Practices, in addition to the 19 orthopedic rehabilitation, programs discussed below, providing pain management services.

Minimally invasive spine surgery or “band-aid” surgery is a specialized surgical technique based on currently available endoscopic technologies, which allows physicians to provide the most technically advanced treatment of back and neck pain in an outpatient environment. Orthopedic rehabilitation is a comprehensive program that advances functional restoration of the musculoskeletal system utilizing state of the art computerized MedX™ medical exercise machines.

We also provide a turn-key orthopedic rehabilitation program utilizing MedX equipment for select orthopedic, neurosurgery, physiatry and pain physician practices. There are currently 19 Limited Managed Practices and seven Owned Practices providing this program.

We began our business in August 2000 through the reorganization of a predecessor corporation. We maintain our principal executive offices at 37 North Orange Avenue, Suite 500, Orlando, Florida 32801. Our telephone number is (407) 926-6615. Our Internet website addresses is as follows: www.paincareinc.com. The information on our Internet website is not incorporated by reference in this prospectus and our website address is included in this prospectus as a textual reference only.

Recent Developments

Acquisitions

Our strategy is to rapidly grow by establishing a network of pain management, minimally invasive spine surgery and orthopedic rehabilitation centers, including through the acquisition and management of physicians’ practice groups in these areas. We have completed nine acquisitions since our founding in 2000, including the following six acquisitions completed since January 1, 2003:

Name and Nature of Business	Date of Purchase	Purchase Price

Medical Rehabilitation Specialists II Inc., a pain management practice located in Florida	May 16, 2003	$1,375,000 in cash and 1,375,000 shares of common stock, plus contingent payments of up to $2,750,000 in cash and common stock if certain performance goals are met.

Associated Physician’s Group Ltd., a fully integrated treatment practice group located in Illinois	August 6, 2003	$1,375,000 in cash and 1,375,000 shares of common stock, plus contingent payments of up to $2,750,000 in cash and common stock if certain performance goals are met.

Healthcare Center of Tampa, Inc., a pain management and orthopedic rehabilitation practice located in Florida	December 28, 2003	$1,937,500 in cash and 809,315 shares of common stock, plus contingent payments of up to 3,875,000 in cash and common stock if certain performance goals are met.

Spine & Pain Center P.C., a pain management practice located in North Dakota	December 29, 2003	$625,000 in cash and 277,778 shares of common stock, plus contingent payments of up to $1,250,000 in cash and common stock if certain performance goals are met.

Christopher E. Cenac, M.D., d/b/a the Bone & Joint Surgical Clinic, an orthopedic medicine and pain management practice located in Louisiana	December 31,2003	$1,750,000 in cash and 777,778 shares of PainCare’s common stock, plus contingent payments of up to $3,500,000 in cash and common stock if certain performance goals are met.

Name and Nature of Business	Date of Purchase	Purchase Price

Kenneth M. Alo, M.D., P.A., a pain management and anesthesiology practice located in Texas	December 31, 2003	$1,750,000 in cash and 777,778 shares of PainCare’s common stock, plus contingent payments of up to $3,500,000 in cash and common stock if certain performance goals are met.

In addition to the foregoing acquisitions, we purchased from Rehab Management Group, Inc., a South Carolina based corporation (“RMG”) for the consideration described below all rights, title and interest that RMG owns or acquires in and to all management fees, revenues, compensation and payments of any kind with respect to the following described electrodiagnostic management agreements with the named physician’s practice:

Name of Physician’s Practice	Date of Purchase	Purchase Price

Associated Physician’s Group Ltd., a fully integrated treatment practice group located in Illinois	December 31, 2003	$107,500 in cash and 107,500 shares of common stock, plus contingent payments of up to $215,000 in cash and common stock if certain earnings goals are met.

Statesville Pain Associates, P.C., a North Carolina professional corporation	December 31, 2003	$375,000 in cash and 169,683 shares of common stock, plus contingent payments of up to $750,000 in cash and common stock if certain earnings goals are met.

Space Coast Pain Institute, P.C., a Florida professional corporation	December 31, 2003	$275,000 in cash and 124,434 shares of common stock, plus contingent payments of up to $550,000 in cash and common stock if certain earnings goals are met.

Debenture Offering

On December 18, 2003, we completed a private placement offering of $10 million in 7.5% Convertible Debentures to two institutional investors, MidSummer Investments Ltd. and Islandia L. P. The Debentures are due December 2006 and are convertible into shares of common stock at a fixed price of $2.6121 per share. Interest on the Debentures is payable in quarterly installments commencing in March 2004 in cash or stock, at our election. The investors also received warrants to purchase 1,273,316 shares of common stock. The warrants have a term of four years and are exercisable as follows: 631,658 shares at $2.730905 per share and 631,658 warrants at $2.84964 per share.

We agreed to file a resale registration statement on Form S-3, of which this prospectus forms a part, with the Securities and Exchange Commission by January 31, 2004 for the purpose of registering for resale 120% of the shares of common stock issuable upon conversion of the Debentures, upon exercise of the warrants, and as payment of interest, if any, on the Debentures.

THE OFFERING

Common Stock offered by selling stockholders	36,219,843 shares

Use of proceeds	PainCare will not receive any proceeds from the sale of shares in this offering other than the exercise price payable to us upon the exercise of warrants and options held by certain of the selling stockholders.

American Stock Exchange symbol	“PRZ”

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this prospectus, before making an investment decision. Investing in our common stock involves a high degree of risk. Any of the following factors could harm our business and future results of operations and could result in a partial or complete loss of your investment.

Risks Related to Our Company and Business

Our Lack Of Operating History Makes Evaluating Our Future Performance Difficult And The Challenge Of Operating A Public Company Without Experience May Cause Our Business Operations And Financial Position To Be Adversely Affected.

Because we have been operating only since August 2000, the market will have little basis to evaluate our ability to develop, market and sell our products and services. Our ability to commercialize these products and services and generate operating profits and positive operating cash flow will depend principally upon our ability to:

•	attract and retain an adequate number of patients;

•	enter new markets and compete successfully in them;

•	manage operating expenses;

•	raise additional capital to fund our capital expenditure plans; and

•	attract and retain qualified personnel.

Our management will be challenged with the aspects of operating a public company and with the associated regulatory and compliance issues. The diversion of the attention of management, which has little experience in operating public companies, and any difficulties encountered in the process of operating a public company could lead to possible unanticipated liabilities and costs and cause the disruption of, or a loss of momentum in, our business activities. This uncertainty may adversely affect our ability to retain some of our key employees. As a consequence, we cannot assure you that we will successfully or profitably manage our business.

We Have Recently Been Profitable But No Assurance Can Be Given That Such Profitability Will Continue

For the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2003, we realized net income of $345,804, $705,034 and $1,246,894, respectively.

We expect to increase our spending significantly as we continue to expand our product and service offerings and commercialization activities. We will be dependent, in part, on the return of the market for medical products and services. As a result, we will need to generate significant revenues in order to continue to grow our business and remain profitable.

Our Current Capital May Be Insufficient To Finance All Of Our Future Business Plans

We believe that our current capital will be sufficient to support our operations and planned capital expenditures (saving acquisitions) through fiscal 2004, without additional fundraising but may not be sufficient to fund all of our future business plans. Our future need for capital will depend on a number of factors, including the level of marketing activities, the amount of funding required to establish a network of minimally invasive spinal surgery and pain management clinics by purchasing, owning, establishing and expanding certain assets used in minimally invasive spine surgery and pain management; managing and developing spine treatment and pain management clinics, diagnostic and rehabilitation services and outpatient surgery facilities; and provide non-professional support services, facilities, equipment, non-professional personnel, supplies and non-professional support staff to medical practices. Moreover, our business plans may change or unforeseen events may occur which affect the amount of additional funds required by us. If we do not raise additional funds if and when required, the lack thereof could have a material adverse effect on us. Further, there is no assurance that the terms on which any funds obtained by us will be favorable to our stockholders at that time.

Our Cash Flow And Financial Condition May Be Adversely Affected By The Assumption Of Credit Risks

Our Practices bill patients and/or their insurance carriers for services provided by the Practices and/or their physicians, including physician fees, facility fees and technical fees. By undertaking the responsibility for patient billing and collection activities, the Practices assume the credit risk presented by the patient base, as well as the risk of payment delays attendant to reimbursement through governmental programs or third party payors. If our Practices are unsuccessful in collecting a substantial amount of such fees it will have a material adverse affect on our financial condition.

Our Business Plan May Not Be Scalable Or Commercially Viable And As A Result The Expected Increase In The Combined Company Value May Not Be Realized

There is no assurance that our business plan will ever be scalable or commercially viable and no assurance can be given that we will maintain our profitability. In addition, prospects for our profitability will be affected by expenses, operational difficulties and other factors frequently encountered in the development of a business enterprise in a competitive environment, many of which factors may be unforeseen and beyond our control. Accordingly, we may never obtain the expected growth and the value that would otherwise be expected.

We May Not Be Able To Keep Our Trade Secrets Confidential

We rely significantly upon unpatented proprietary technology, information, processes and know-how. We seek to protect this information by confidentiality agreements with our employees, consultants and other third-party contractors as well as through other security measures. These confidentiality agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

The Loss Of Key Personnel Could Make It Difficult To Complete Existing Projects And Undertake New Projects

Our success is dependent upon our ability to identify, hire and retain our employees, including our physicians and a significant component of the value of the business is in the know-how and experience of our employees. If certain key employees were to leave, we may be unable to operate our business profitably, complete existing projects or undertake certain new projects.

In addition to our Practice physicians, our key employees and consultants include Merrill Reuter, M.D., Peter Rothbart, M.D., Randy Lubinsky, Mark Szporka, and Ron Riewold. Employment agreements have been executed with Randy Lubinsky (Chief Executive Officer and Director), Ron Riewold (President and Director), Mark Szporka (Chief Financial Officer and Director), and Dr. Merrill Reuter (President of AOSF and Chairman of the Board) A consulting agreement has been executed with Peter Rothbart, M.D. Should the services of Dr. Reuter, Dr. Rothbart, Randy Lubinsky, Ron Riewold, or Mark Szporka or other key personnel become unavailable to us for any reason, our business could be adversely affected. There is no assurance that we will be able to retain these key individuals and/or attract new employees of the caliber needed to achieve our objectives. We do not maintain any key employee life insurance policies.

Under the employment agreements of Mr. Lubinsky and Mr. Szporka, in the event of a change of control, they may terminate the agreement and receive a lump sum severance payment. Under the employment agreement of Dr. Reuter, he is to receive a lump-sum severance payment of $500,000 if his employment is terminated “Without Cause” or if he terminates the agreement “For Cause.”

To date, we have experienced no difficulties in attracting key personnel and have been able to retain all such key personnel. To the best of our knowledge and belief, there are no key personnel that are planning to retire or leave PainCare in the near future.

Our Growth Strategy May Not Prove Viable And Expected Growth And Value May Not Be Realized

Our strategy is to rapidly grow by acquiring, establishing and managing a network of pain management, minimally invasive spine surgery and orthopedic rehabilitation centers. Identifying appropriate physician groups and proposing, negotiating and implementing economically attractive affiliations with them can be a lengthy, complex and costly process. There can be no assurance that we will be successful in identifying and establishing relationships with orthopedic surgery and pain management groups. If we are successful in implementing our strategy of rapid growth, such growth may impair our ability to efficiently provide non-professional support services, facilities, equipment, non-professional personnel, supplies and non-professional support staff to medical practices. Our future financial results could be materially adversely affected if we are unable to manage growth effectively.

There can be no assurance that physicians, medical providers or the medical community in general will accept our business strategy and adopt the strategy offered us. The extent that, and rate of which, these services achieve market acceptance and penetration will depend on many variables including, but not limited to, a timely penetration of the market, the establishment and demonstration in the medical community of the clinical safety, efficacy and cost-effectiveness of these services, the advantage of these services over existing technology, and third-party reimbursement practices. There can be no assurance that the medical community and third-party payors will accept our technology. Similar risks will confront any other services developed by us in the future. Failure of our services to gain market acceptance would have a material adverse effect on our business, financial condition, and results of operations

Growth Through Acquisitions

We intend to grow through acquisitions. There can be no assurance that suitable acquisitions will be available or that acquisitions can be negotiated on acceptable terms, or that the operations of acquired businesses can be integrated effectively into our existing operations. Competition for suitable acquisition candidates is expected to be intense and many of our competitors will have greater resources than us. The failure to implement our acquisition strategy could have a material adverse effect on our expected financial performance and, moreover, the attendant risks of expansion could also have a material adverse effect on our business.

Our growth strategy will result in significant additional demands on our infrastructure, and will place a significant strain on our management, administrative, operational, financial and technical resources, and increased demands on its systems and controls. Additional capital will be needed to fund expected acquisitions and there can be no assurance that we will be able to obtain sufficient resources to support this planned growth strategy. The inability to continue to upgrade the operating and financial control systems, the emergence of unexpected expansion difficulties or failure to manage our proposed expansion properly could have a material adverse effect on our business, financial condition and results of operations.

Significant Risk Associated With Reimbursements By Third Party Payors

Approximately 60% of our revenues are directly dependent on the acceptance of our Practice services as covered benefits under third party payor programs, including private insurance, HMO’s and other managed care entities. The healthcare industry is undergoing significant changes, with third party payors taking measures to reduce reimbursement rates or in some cases denying reimbursement fees for previously acceptable treatment modalities. There is no assurance that third party payors will continue to pay for minimally invasive surgery services provided by our Owned Practices us under their payor programs. Failure of third party payors to adequately cover minimally invasive surgery will have a materially adverse affect on us.

There Are Risks Inherent In The Provision Of Medical Services Which Could Adversely Impact Our Business

Our Practices are involved in the delivery of healthcare services to the public and are exposed to the risk of professional liability claims. Claims of this nature, if successful, could result in damage awards to the claimants in excess of the limits of any applicable insurance coverage. Insurance against losses related to claims of this type can be expensive and varies widely from state to state. There can be no assurance that our Practices will not be subject to such claims, that any claim will be successfully defended or, if our Practices are found liable, that the claim will not exceed the limits of our insurance. Professional liability claims could have a material adverse effect on us.

We Have Limited Marketing And Sales Capability Which Could Adversely Affect Our Growth Plans

We have limited internal marketing and sales resources and personnel. In order to effectively market any services, we will have to develop a marketing and sales force with technical expertise and distribution capability (or out-source such duties to independent contractors). There can be no assurance that we will be able to establish sales and distribution capabilities or that we will be successful in gaining market acceptance for any services it may develop. There can be no assurance that we will be able to recruit and retain skilled sales, marketing, service or support personnel, that agreements with payors will be available on terms commercially reasonable to our Practices, or at all, or that our marketing and sales efforts will be successful. Failure to successfully establish a marketing and sales organization, whether directly or through third parties, would have a material adverse effect on our business, financial condition, cash flows, and results of operations.

Our Business Is Subject To Substantial Competition Which Could Have A Material Impact On Its Business And Financial Condition

The healthcare industry in general, and the market for orthopedic and rehabilitation services in particular, are highly competitive. We compete with companies like HealthSouth, Inc. and U.S. Physical Therapy, Inc. that are larger in size than us and have access to considerably greater financial resources than us. We compete by providing through our Practices more personalized care to the patients we serve. Our Practices compete against other contract providers on the basis of quality of services, price and reliability. In the State of Florida, in particular, competition with respect to healthcare providers is highly competitive. Our Practices rely on their reputation and service to market our services and products.

Failure To Obtain Managed Care Contracts And Legislative Changes Could Adversely Affect Business

There can be no assurance that our Practices will be able to obtain managed care contracts. Our Practices’ future inability to obtain managed care contracts in their markets could have a material adverse effect on our business, financial condition or results of operation. In addition, federal and state legislative proposals have been introduced that could substantially increase the number of Medicare and Medicaid recipients enrolled in HMOs and other managed care plans. We will, through our Practices, derive a substantial portion of our revenue from Medicare and Medicaid. In the event such proposals are adopted, there can be no assurance that our Practices will be able to obtain contracts from HMOs and other managed care plans serving Medicare and Medicaid enrollees. Failure to obtain such contracts could have a material adverse effect on the business, financial condition and results of operations.

Risks Associated With Highly Regulated Industry

The Health Care Industry Is Highly Regulated And Our Failure To Comply With Laws And Regulations Applicable To Us Or The Owned Practices, And The Failure Of The Managed Practices And The Limited Management Practices To Comply With Laws And Regulations Applicable To Them Could Have An Adverse Effect On Our Financial Condition And Results Of Operations.

Our Owned Practices, the Managed Practices and the Limited Management Practices are subject to substantial federal, state and local government health care laws and regulations. If we or they fail to comply with applicable laws, or if a determination is made that in the past we or the Managed Practices or the Limited Management Practices have failed to comply with these laws, our financial condition and results of operations could be adversely affected. In addition, laws and regulations are constantly changing and may impose additional requirements. These changes could have the effect of impeding our ability to continue to do business or reduce our opportunities to continue to grow.

Periodic Revisions To Laws And Regulations May Have The Effect Of Reducing The Revenues Generated By The Owned Practices, Managed Practices And The Limited Management Practices. This Could Have An Adverse Effect On The Company’s Revenues And Results Of Operations.

A source of the revenues generated by the Owned Practices, the Managed Practices and the Limited Management Practices is derived from governmental payors. These governmental payors have taken and may continue to take steps designed to reduce the cost of medical care. Oftentimes, private payors follow the lead of governmental payors, and private payors could also take steps to reduce the cost to them of medical care. A change in the makeup of the patient mix that results in a decrease in patients covered by private insurance or a shift by private payors to other payment structures could also adversely affect our business, financial condition and results of operations. If reductions in reimbursement occur, the revenues generated by the Owned Practices, the Managed Practices and the Limited Management Practices could shrink. This shrinkage would cause a reduction in our revenues. Accordingly, our business could be adversely affected by reductions in or limitations on reimbursement amounts for medical services rendered, payor mix changes or shifts by payors to different payment structures.

Because government-sponsored payors generally pay providers based on a fee schedule, and the trend is for private payors to do the same, we may not be able to forestall a decrease in our revenues by increasing the amounts the Owned Practices charge for services. The same applies to the Limited Management Practices and the Managed Practices. They cannot increase their charges in an attempt to counteract reductions in reimbursement for services. There can be no assurance that any reduced operating margins could be recouped through cost reductions, increased volume, and introduction of additional procedures or otherwise. We believe that trends in cost containment in the health care industry will continue to result in reductions from historical levels of per-patient revenue.

Federal And State Healthcare Reform May Have An Adverse Effect On Our Financial Condition And Results Of Operations.

Federal and state governments have continued to focus significant attention on health care reform. A broad range of health care reform measures have been introduced in Congress and in state legislatures. It is not clear at this time what proposals, if any, will be adopted, or, if adopted, what effect, if any, such proposals would have on our business. There can be no assurance that such proposals would not have a material adverse effect on our business.

If The Owned Practices, Managed Practices And Limited Management Practices Do Not Appropriately Record And Bill For Services Rendered, Our Revenues Could Be Adversely Affected.

Because our revenues are dependent, at least in part, on the revenues generated by the Owned Practices, Managed Practices and Limited Management Practices, if physicians employed by or under contract with them do not bill for their services appropriately, our revenues could be adversely affected.

Regulatory Authorities Could Assert That The Owned Practices, The Managed Practices Or The Limited Management Practices Fail To Comply With The Federal Stark Law. If Such A Claim Were Successfully Asserted, This Would Result In The Inability Of These Practices To Bill For Services Rendered, Which Would Have An Adverse Effect On Our Financial Condition And Results Of Operations. In Addition, We Could Be Required To Restructure Or Terminate Our Arrangements With These Practices. This Result, Or Our Inability To Successfully Restructure The Arrangements To Comply With The Stark Law, Could Jeopardize Our Business.

Section 1877 of Title 18 of the Social Security Act (commonly referred to as the “Stark Law”) prohibits a physician from making a referral to an entity for the furnishing of Medicare-covered

“designated health services” if the physician (or an immediate family member of the physician) has a “financial relationship” with that entity. “Designated health services” include clinical laboratory services; physical and occupational therapy services; radiology services, including magnetic resonance imaging, computerized axial tomography scans, and ultrasound services (including the professional component such diagnostic testing, but excluding procedures where the imaging modality is used to guide a needle, probe or catheter accurately); radiation therapy services and supplies; durable medical equipment and supplies; home health services; inpatient and outpatient hospital services; and others. A “financial relationship” is defined as an ownership or investment interest in or a compensation arrangement with an entity that provides designated health services. Sanctions for prohibited referrals include denial of Medicare payment, and civil money penalties of up to $15,000 for each service ordered. Designated health services furnished pursuant to a referral that is prohibited by Stark are not covered by Medicare and payments improperly collected must be promptly refunded.

The physicians in our Owned Practices have a financial relationship with the Owned Practices (they receive compensation for services rendered) and may refer patients to the Owned Practices for physical and occupational therapy services (and perhaps other designated health services) covered by Medicare. Therefore, an exception would have to apply to allow the physicians in our Owned Practices to refer patients to the Owned Practices for the provision by the Owned Practices of Medicare-covered designated health services.

There are several exceptions to the prohibition on referrals for designated health services which have the effect of allowing a physician that has a financial relationship with an entity to make referrals to that entity for the provision of Medicare-covered designated health services. The exception on which we rely with respect to the Owned Practices is the exception for employees, as all of the physicians employed in our Owned Practices are W-2 employees of the respective Owned Practices. Therefore, we believe that the physicians employed by our Owned Practices can refer patients to the Owned Practices for the provision of designated health services covered by Medicare. Nevertheless, should the Owned Practices fail to adhere to the conditions of the employment exception, or if a regulator determines that the employees or the employment relationship do not meet the criteria of the employment exception, the Owned Practices would be liable for violating the Stark Law, and that could have a material adverse effect on us.

We believe that our relationships with the Managed Practices and the Limited Management Practices, respectively, do not trigger the Stark Law. Nevertheless, if a regulator were somehow to determine that these relationships are subject to the Stark Law, and that the relationships do not meet the conditions of any exception to the Stark Law, such failure would have a material adverse effect on us.

The referral of Medicare patients by physicians employed by or under contract with the Managed Practices and the Limited Management Practices, respectively, to their respective practices, however, does trigger the Stark Law. We believe, nevertheless, that the in-office ancillary exception to the Stark Law has the effect of permitting these physician members of the respective Managed Practices and Limited Management Practices to refer patients to their respective group practice for the provision by the respective group practice of Medicare-covered designated health services. If the Managed Practices or Limited Management Practices fail to abide by the terms of the in-office ancillary exception, they cannot properly bill Medicare for the designated health services provided by them. In such an event, our business could be materially adversely affected because the revenues we generate from these practices is dependent, at least in part, on the revenues or profits generated by those practices.

Regulatory Authorities Could Assert That The Owned Practices, The Managed Practices Or The Limited Management Practices, Or The Contractual Arrangements Between Us And The Managed Practices Or The Limited Management Practices, Fail To Comply With State Laws

Analogous To The Stark Law. In Such Event, We Could Be Subject To Civil Penalties And Could Be Required To Restructure Or Terminate The Contractual Arrangements. This Would Have An Adverse Effect On Our Financial Condition And Results Of Operations.

At least some of the states in which we do business also have prohibitions on physician self-referrals that are similar to the Stark Law. These laws and interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. As indicated elsewhere, we enter into management agreements with the Managed Practices and the Limited Management Practices. Under those agreements, we provide management and other items and services to the practices in exchange for compensation. Although we believe that the practices comply with these laws, and although we attempt to structure our relationships with these practices in a manner that we believe keeps us from violating these laws, (or in a manner that we believe does not trigger the law) state regulatory authorities or other parties could assert that the practices violate these laws and/or that our agreements with the practices violate these laws. Any such conclusion could adversely affect our financial results and operations.

Regulatory Authorities Or Other Persons Could Assert That Our Relationships With Our Owned Practices, The Managed Practices Or The Limited Management Practices Fail To Comply With The Anti-Kickback Law. If Such A Claim Were Successfully Asserted, We Could Be Subject To Civil And Criminal Penalties And Could Be Required To Restructure Or Terminate The Applicable Contractual Arrangements. This, Or The Inability To Successfully Restructure The Relationships To Comply With The Anti-Kickback Law Would Have An Adverse Effect On Our Financial Condition And Results Of Operations.

The anti-kickback provisions of the Social Security Act prohibit anyone from knowingly and willfully (a) soliciting or receiving any remuneration in return for referrals for items and services reimbursable under most federal health care programs; or (b) offering or paying any remuneration to induce a person to make referrals for items and services reimbursable under most federal health care programs (the “Anti-Kickback Statute”). The prohibited remuneration may be paid directly or indirectly, overtly or covertly, in cash or in kind.

Violation of the Anti-Kickback Statute is a felony, and criminal conviction results in a fine of not more than $25,000, imprisonment for not more than five years, or both. Further, the Secretary of the Department of Health and Human Services (the “Secretary” or the “DHHS”) has the authority to exclude violators from all federal health care programs and/or impose civil monetary penalties of $50,000 for each violation and assess damages of not more than three times the total amount of remuneration offered, paid, solicited or received.

As the result of a congressional mandate, the Office of the Inspector General of DHHS (“OIG”) promulgated a regulation specifying certain payment practices which the OIG determined to be at minimal risk for abuse. The OIG named these payment practices “Safe Harbors.” If a payment arrangement fits within a Safe Harbor, it will be deemed not to violate the Anti-Kickback Statute. Merely because a payment arrangement does not comply with all of the elements of any Safe Harbor, however, does not mean that the parties to the payment arrangement are violating the Anti-Kickback Statute.

We receive fees under our agreements with the Managed Practices and the Limited Management Practices for management and administrative services and equipment and supplies. We do not believe we are in a position to make or influence referrals of patients or services reimbursed under Medicare, Medicaid or other governmental programs. Because the provisions of the federal anti-kickback statute are broadly worded and have been broadly interpreted by federal courts, however, it is possible that the government could take the position that we, as a result of our ownership of the Owned Practices, and as a result of our relationships with the Limited Management Practices and the Managed Practices, will be subject, directly and indirectly, to the Anti-Kickback Statute.

With respect to the Managed Practices and the Limited Management Practices, we contract with the Managed Practices to provide general management services and limited management services, respectively. In return for those services, we receive compensation. The OIG has concluded that, depending on the facts of each particular arrangement, management arrangements may be subject to the Anti-Kickback law. In particular, an advisory opinion published by the OIG in 1998 (98-4) concluded that in a proposed management services arrangement where a management company was required to negotiate managed care contracts on behalf of the practice, the proposed arrangement could constitute prohibited remuneration where the management company would be reimbursed its costs and paid a percentage of net practice revenues.

Our management agreements with the Managed Practices and the Limited Management Practices differ from the management agreement analyzed in Advisory Opinion 98-4. Significantly, we believe we are not in a position to generate referrals for the Managed Practices or the Limited Management Practices. In fact, our management agreements do not require us to negotiate managed care contracts on behalf of the Managed Practices or the Limited Management Practices, or to provide marketing, advertising, public relation services or practice expansion services to those practices. Because we do not undertake to generate referrals for the Managed Practices or the Limited Management Practices, and the services provided to these practices differ in scope from those provided under Advisory Opinion 98-4, we believe that our management agreements with the Managed Practices and Limited Management Practices do not violate the Anti-Kickback law. Nevertheless, although we believe we have structured our management agreements in such a manner as not to violate the Anti-Kickback law, we cannot guarantee that a regulator would not conclude that the compensation to us under the management agreements constitutes prohibited remuneration. In such event, our operations would be materially adversely affected.

The relationship between the physicians employed by the Owned Practices and the Owned Practices is subject to the Anti-Kickback Statute as well because the employed physicians refer Medicare patients to the Owned Practices and the employed physicians receive compensation from the Owned Practices for services rendered on behalf of the Owned Practices. Nevertheless, we have tried to structure our arrangements with our physician employees to meet the employment Safe Harbor. Therefore, it is our position that the Owned Practices’ arrangements with their respective employed physicians do not violate the Anti-Kickback law. Nevertheless, if the relationship between the Owned Practices and their physician employees is determined not to be a bona fide employment relationship, this could have a material adverse effect on us.

Our agreements with the Limited Management Practices may also raise different Anti-Kickback concerns, but we believe that our arrangements are sufficiently different from those deemed suspect by the OIG so as not to run afoul of the law. In April of 2003, the OIG issued a Special Advisory Bulletin where the OIG addressed contractual arrangements where a health care provider in one line of business (“Owner”) expands into a related health care business by contracting with an existing provider of a related item or service (“Manager”) to provide the new item or service to the Owner’s existing patient population. In those arrangements, the Manager not only manages the new line of business, but may also supply it with inventory, employees, space, billing and other services. In other words, the Owner contracts out substantially the entire operation of the related line of business to the Manager, receiving in return the profits of the business as remuneration for its federal program referrals to the Manager.

According to the OIG, contractual joint ventures have the following characteristics: (i) the establishment of a new line of business; (ii) a captive referral base; (iii) the Owner lacks business risk; (iv) the Manager is a would be competitor of the Owner’s new line of business; (v) the scope of services provided by the Manager is extremely broad, with the manager providing: day to day management; billing; equipment; personnel; office space; training; health care items, supplies and services; (vi) the practical effect of the arrangement is to enable the Owner to bill insurers and patients for business otherwise provided by the Manager; (vii) the parties agree to a non-compete clause barring the Owner from providing items or services to any patient other than those coming from Owner and/or barring the Manager from providing services in its own right to the Owner’s patients.

We have attempted to draft our agreements with the Limited Management Practices in a manner that takes into account the concerns in the Special Advisory Bulletin. Specifically, under our arrangements, the Limited Management Practice takes business risk. It is financially responsible for the following costs: the space required to provide the services; employment costs of the personnel providing the services and intake personnel; and billing and collections. We do not reimburse the Limited Management Practice for any of these costs. We, for our part, provide solely equipment, supplies and our management expertise. In return for these items and services, we receive a percentage of the Limited Management Practice’s collections from the services being managed by us, the fair market value of which has been confirmed by an appraisal conducted by an independent third party appraiser. Consequently, we believe that the Limited Management Practice is not being compensated for its referrals.

Although we believe that our arrangements with the Limited Management Practices do not run afoul of the Anti-Kickback law for the reasons specified above, we cannot guarantee that our arrangements will be free from scrutiny by the OIG or that the OIG would not conclude that these arrangements violate the Anti-Kickback law. In the event the OIG were to conclude that these arrangements violate the Anti-Kickback law, this would have a material adverse effect on us.

State Regulatory Authorities Or Other Parties May Assert That We Are Engaged In The Corporate Practice Of Medicine. If Such A Claim Were Successfully Asserted, We Could Be Subject To Civil, And Perhaps Criminal Penalties, And Could Be Required To Restructure Or Terminate The Applicable Contractual Arrangements. This Result, Or Our Inability To Successfully Restructure Our Relationships To Comply With These Statutes, Could Jeopardize Our Business And Results Of Operations.

Many states in which we do business have corporate practice of medicine laws which prohibit us from exercising control over the medical judgments or decisions of physicians. These laws and their interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. We enter into management agreements with Managed Practices and Limited Management Practices. Under those agreements, we provide management and other items and services to the practices in exchange for a service fee. We structure our relationships with the practices in a manner that we believe keeps us from engaging in the corporate practice of medicine or exercising control over the medical judgments or decisions of the practices or their physicians. Nevertheless, state regulatory authorities or other parties could assert our agreements violate these laws.

Regulatory Authorities Or Others May Assert That Our Agreements With Limited Management Practices Or Managed Practices, Or Our Owned Practices, Violate State Fee Splitting Laws. If Such A Claim Were Successfully Asserted, We Could Be Subject To Civil And Perhaps Criminal Penalties, And Could Be Required To Restructure Or Terminate The Applicable Contractual Arrangements. This Result, Or Our Inability To Successfully Restructure Our Relationships To Comply With These Statutes, Could Jeopardize Our Business And Results Of Operations.

The laws of many states prohibit physicians from splitting fees with non-physicians (or other physicians). These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. The relationship between us on the one hand, and the Managed

Practices and Limited Management Practices, on the other hand, may raise issues in some states with fee splitting prohibitions. Although we have attempted to structure our contracts with the Managed Practices and the Limited Management Practices in a manner that keeps us from violating prohibitions on fee splitting, state regulatory authorities or other parties may assert that we are engaged in practices that constitute fee-splitting. This would have a material adverse effect on us.

Risks Related To Our Common Stock

There is a Limited Public Market For Our Common Stock and No Assurance That an Active Trading Market Will be Developed or Maintained

There is a limited market for our common stock. There can be no assurance that an active trading market for the common stock will be developed or maintained. Historically, the market prices for securities of development companies like the Company have been highly volatile. In fact, since January 1, 2002, our common stock price has ranged from a low $0.80 to a high of $4.00 (as determined on a reverse-split basis). The market price of the shares could continue to be subject to significant fluctuations in response to various factors and events, including the liquidity of the market for the shares, announcements of potential business acquisitions, and changes in general market conditions.

Investors Should Not Rely On The Payment Of Dividends In Considering An Investment In Our Company

Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will be dependent upon our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by the Board of Directors. The Board of Directors is not expected to declare dividends or make any other distributions in the foreseeable future, but instead intends to retain earnings, if any, for use in business operations. Accordingly, investors should not rely on the payment of dividends in considering an investment in our Company.

Our Common Stock is Subject to Low Priced Stock Risk Disclosure Requirements

Our common stock is considered a low priced security under rules promulgated under the Securities Exchange Act of 1934. Under these rules, broker-dealers participating in transactions in low priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer’s duties, the customer’s rights and remedies, and certain market and other information, and make a suitability determination approving the customer of low priced stock transactions based on the customer’s financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent of the customer, and provide monthly account statements to the customer. With all these restrictions, the likely affect of designation as a low priced stock will be to decrease the willingness of broker-dealers to make a market for the stock, to decrease the liquidity of the stock and to increase the transaction cost of sales and purchases of such stock compared to other securities.

Control By Management Will Limit The Ability Of Other Stockholders To Have Any Influence On The Operation Of Our Business

Officers and Directors of PainCare and its subsidiaries hold shares of common stock which representing approximately 18% of the outstanding shares entitled to vote on matters presented to stockholders of the Company. Our management will therefore exercise significant influence over PainCare which may limit the ability of other stockholders to have an influence over our business.

Provisions In Articles Of Incorporation Limit Liability Of Management And As A Result Limits Stockholders Rights

We have adopted provisions in our Articles of Incorporation which limit the liability of our officers and directors and provisions in our By-laws which provide for indemnification of our officers and directors to the full extent permitted by law. The Articles of Incorporation generally provides that the directors shall have no personal liability to us or our stockholders for monetary damages for breaches of their fiduciary duties as directors, except for breaches of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derives an improper personal benefit. Such provisions substantially limit the stockholders’ ability to hold directors liable for breaches of fiduciary duty.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This prospectus contains and may incorporate by reference “forward-looking” statements, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. Such statements can be identified by the use of forward-looking terminology such as “may,” “will,” “believe,” “intend,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. Variations on those or similar words, or the negatives of such words, also may indicate forward-looking statements. Although we believe that the expectations reflected in this prospectus are reasonable, we cannot assure you that our expectations will be correct. We have included a discussion entitled “Risk Factors” in this prospectus, highlighting important factors that could cause our actual results to differ materially from our expectations. If in the future you hear or read any forward-looking statements concerning us, you should refer back to the discussion of Risk Factors. The forward-looking statements in this prospectus are accurate only as of its date. If our expectations change, or if new events, conditions or circumstances arise, we are not required to, and may not, update or revise any forward-looking statement in this prospectus.

These forward-looking statements which include, but are not limited to statements regarding our future financial performance or results of operations, including expected revenue growth, cash flow growth, future expenses, future operating margins and other future or expected performance are subject to the following risks:

•	that projected operating efficiencies and cost-reduction initiatives will not be achieved due to implementation difficulties or contractual spending commitments that cannot be reduced;

•	the acquisition of businesses or the launch of new lines of business, which could increase operating expenses and dilute operating margins;

•	the inability to attract new customers;

•	increased competition, which could lead to negative pressure on our pricing and the need for increased marketing;

•	the inability to maintain, establish or renew relationships with customers, whether due to competition or other factors;

•	costs associated with our initiatives to upgrade our technology platforms or our failure to successfully complete that initiative;

•	the inability to comply with regulatory requirements governing our Properties; and

•	to the general risks associated with our businesses.

In addition to the risks and uncertainties discussed above under “Risk Factors”, you can find additional information concerning risks and uncertainties that would cause actual results to differ materially from those projected or suggested in the forward-looking statements in our filings with the Securities and Exchange Commission. The forward-looking statements contained in this prospectus represent our judgment as of the date of this prospectus, and you should not unduly rely on such statements.

USE OF PROCEEDS

All of the proceeds from the sale of the shares of common stock offered under this prospectus are for the account of the selling stockholders. Accordingly, we will not receive any proceeds from the sales of these shares other than the exercise price payable to us upon the exercise of warrants and options held by certain of the selling stockholders.

SELLING STOCKHOLDERS

The following table sets forth as of January 29, 2004 the number of shares of common stock of PainCare owned by each selling stockholder and the number of such shares included for sale in this prospectus, which in each case, except as set forth below, is equal to the number of shares owned by such person.

The shares being offered by the selling stockholders were issued or are issuable upon conversion or exercise of securities that were issued in connection with one or more of the following transactions:

(i)	our December 2003, Debentures offering including shares that are issuable upon conversion of the Debentures, upon exercise of the warrants and as payment of interest, if any, on the Debentures;

(ii)	a series of accredited investor private placement offerings that we completed in 2002 and 2003, including shares that were issued or are issuable upon conversion of convertible preferred stock and notes and upon exercise of options and warrants that were issued in such offerings; and

(iii)	a series of business acquisitions that we have completed since 1997, including shares that may be issued pursuant to the earnout provisions of certain of such acquisitions.

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
Selling Stockholders	Common Stock	Percentage of Outstanding Common Stock (1)	Shares being Offered	Common Stock	Percentage of Outstanding Common Stock (1)
MidSummer Investments Ltd. (2) (3) (4)	3,701,025	11.75%	3,701,025	—	—
Islandia, L.P. (3) (4) (5)	3,701,025	11.75	3,701,025	—	—
Aggie Investment, LLC (Guy Dugan)	122,549	*	122,549	—	—
Akira Nakamura and Rurie Nakamura Family Trust	25,000	*	25,000	—	—
Alan Forrester	4,973	*	4,973	—	—
Alan M. Newman	8,000	*	8,000	—	—
Alan T. Kawaguchi	30,050	*	30,050	—	—
Alexis Korybut	30,777	*	30,777	—	—
Alpha Three, FLP (6)	972,222	3.43	972,222	—	—
Alyson Pouls	1,000	*	1,000	—	—
Andrea Trescot, M.D. (7)	1,999,999	6.95	1,999,999	—	—
Angela Ang-Alhadeff	63,001	*	63,001	—	—
Ann H. LeRoux	20,000	*	20,000	—	—
Anthony & Sophia Olofintuyi	16,885	*	16,885	—	—
Arkam Rehman	14,882	*	14,882	—	—
Art Hudson (8)	100,000	*	100,000	—	—
Atica R. Higginbotham	9,920	*	9,920	—	—
Bernice A. & Sarah Eddy Life	5,000	*	5,000	—	—
Big Apple Consulting USA (9)	50,000	*	50,000	—	—
Bob Stastny (10)	100,000	*	100,000	—	—
Bryant A. Bloss, M.D.	13,357	*	13,357	—	—
Carl R. Shelton	23,052	*	23,052	—	—
Carlo Corzine	30,777	*	30,777	—	—
Carmen Rivera	500	*	500	—	—

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
Selling Stockholders	Common Stock	Percentage of Outstanding Common Stock (1)	Shares being Offered	Common Stock	Percentage of Outstanding Common Stock (1)
Carol Rothbart (11)	180,969	*	180,969	—	—
Cesar H. and Noemi A. Dacosa Trust	46,977	*	46,977	—	—
Charles & Joan Spierer	17,094	*	17,094	—	—
Charles Garcia	30,777	*	30,777	—	—
Charles P. Murphy	70,168	*	70,168	—	—
Cheryl L. Crosby	29,240	*	29,240	—	—
Christopher Bremer	29,957	*	29,957	—	—
Christopher E. Cenac, M.D.(12)	1,398,382	4.89	1,398,382	—	—
CloverLeaf Capital Advisors (13)	6,000	*	6,000	—	—
Craig A. Reverman	10,000	*	10,000	—	—
Craig R. Patchell	7,092	*	7,092	—	—
DaCosta Trust (Noemi Gomez)	4,575	*	4,575	—	—
Dale & Janet Kassens	6,693	*	6,693	—	—
Dale C. Lachtman	68,799	*	68,799	—	—
David C. Baker, M.D.	30,441	*	30,441	—	—
David M. Pollard	144,509	*	144,509	—	—
Debbie Grier	7,857	*	7,857	—	—
Deena & Frank Ross	10,000	*	10,000	—	—
Dennis Nakamura	2,500	*	2,500	—	—
Dennis W. Fletcher	9,962	*	9,962	—	—
Derek Fields	2,000	*	2,000	—	—
Donald & Kimberly Johnson	75,605	*	75,605	—	—
Donna Louise Disclafani Revocable Trust (10/22/02)	1,538,461	5.54	1,538,461	—	—
Double Eagle Trust (14)	38,500	*	38,500	—	—
Douglas & Lori Able	1,995	*	1,995	—	—
Douglas B. Freels	2,928	*	2,928	—	—

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
Selling Stockholders	Common Stock	Percentage of Outstanding Common Stock (1)	Shares being Offered	Common Stock	Percentage of Outstanding Common Stock (1)
Drue Paden, M.D.	21,008	*	21,008	—	—
Durelle T. & Constance Scott	11,973	*	11,973	—	—
Edward Bittar	25,050	*	25,050	—	—
Edward V. Pannozzo & Francine Lucci-Pannozzo	7,471	*	7,471	—	—
Elite Financial Communications (15)	250,000	*	250,000	—	—
Ernest Larry Wheeler	13,072	*	13,072	—	—
First Trust Co. of Onaga C/F Thomas R. Berg	10,482	*	10,482	—	—
Fran Lucci-Pannozzo	2,500	*	2,500	—	—
Frank and Kimberly Ogrodny	50,000	*	50,000	—	—
Frank Burke	5,000	*	5,000	—	—
Fred Ginsberg	10,000	*	10,000	—	—
G. Derril & Roberta M. Gwinner	15,067	*	15,067	—	—
G. Stephen Fish	2,778	*	2,778	—	—
Gary M. Hyder	68,677	*	68,677	—	—
Gary S. Kohler (16)	63,500	*	63,500	—	—
Gerald Coniglio	50	*	50	—	—
Gerald R. Hyder	38,635	*	38,635	—	—
Gladys Rivera	500	*	500	—	—
Gray Barrow	3,180	*	3,180	—	—
Greg Rothberg	10,000	*	10,000	—	—
Gregory J. Bellaver	10,000	*	10,000	—	—
Guy Dugan	100,000	*	100,000	—	—
Habersham Place Investments	113,444	*	113,444	—	—
Hal & Shari Tobias	19,891	*	19,891	—	—
Harold E. Ross	30,617	*	30,617	—	—
Henry Mistretta	10,000	*	10,000	—	—

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
Selling Stockholders	Common Stock	Percentage of Outstanding Common Stock (1)	Shares being Offered	Common Stock	Percentage of Outstanding Common Stock (1)
Hillcrest Orthopedics P.A. Profit Sharing Plan FBO Robert M. Wood, M.D.	23,343	*	23,343	—	—
Hugo A. Davalos	50	*	50	—	—
Ian Forrester	10,000	*	10,000	—	—
J. A. Garrabedian	7,353	*	7,353	—	—
J. Gordon & Donna L. Blau	226,940	*	226,940	—	—
James & Virginia Hughes	304,878	1.09	304,878	—	—
James E. Crouse, M.D. & Susan E. Crouse	85,714	*	85,714	—	—
James I. McMillen	91,025	*	91,025	—	—
James J. B. Maynez & Kathleen P. Maynez	19,988	*	19,988	—	—
James K. Luchs, Jr.	1,543	*	1,543	—	—
James L. Hughes	150,000	*	150,000	—	—
James N. Topolgus	39,936	*	39,936	—	—
James R. McAtee	15,050	*	15,050	—	—
James Robert Rappaport	81,878	*	81,878	—	—
James W. Long	31,978	*	31,978	—	—
Janine E. Burgher-Jones	50	*	50	—	—
Jay D. & Teresa G. Loftsgaarden	5,000	*	5,000	—	—
Jeff Rich	10	*	10	—	—
Jeffrey A. Broder	16,775	*	16,775	—	—
Jeffrey A. Rich & Candice Fox	3,631	*	3,631	—	—
Jeffrey E. Middeldorf, Trustee Middeldorf Medical Group, P.C. U/A dated	21,803	*	21,803	—	—
Jeffrey Rich & Candice Fox	3,504	*	3,504	—	—

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
Selling Stockholders	Common Stock	Percentage of Outstanding Common Stock (1)	Shares being Offered	Common Stock	Percentage of Outstanding Common Stock (1)
Jeffrey Rothberg	10,000	*	10,000	—	—
Jeffrey Sawyer	6,951	*	6,951	—	—
Jennifer Anne Mott (Joseph M. Mott III, Custodian)	2,000	*	2,000	—	—
Jerry & Carolyn Bauer	7,032	*	7,032	—	—
Jerry S. Katz	65,000	*	65,000	—	—
Jessica A. Lipsker	25,000	*	25,000	—	—
John Citti	62,180	*	62,180	—	—
John D. Best	357,143	1.27	357,143	—	—
John J. Taddei	10,000	*	10,000	—	—
John McCall (17)	5,000	*	5,000	—	—
John Rollas	50,000	*	50,000	—	—
John Vick (18)	2,399,999	8.23	2,399,999	—	—
Joseph Doerr	8,220	*	8,220	—	—
Joseph M. Mott	457,146	1.62	457,146	—	—
Joseph P. Athanas	51,374	*	51,374	—	—
Joseph R. Schopfer	7,032	*	7,032	—	—
Joshua Lipsker	25,000	*	25,000	—	—
Joy Constine Wallenberg, M.D.	6,423	*	6,423	—	—
Juan J. Capello, M.D., Capello Family Partners	298,828	1.08	298,828	—	—
Kang Sun Lee	80,869	*	80,869	—	—
KBL Investment, Inc	100,000	*	100,000	—	—
Kelly Best	50	*	50	—	—
Kevin P. Byrnes	4,981	*	4,981	—	—
Kevin Vick as Escrow Agent	200,000	*	200,000	—	—
Kevin W. & Kelly A. Lanighan	150,123	*	150,123	—	—
Kirk Mauro, M.D. (19)	2,474,999	8.49	2,474,999	—	—
Kirk Tovey (12/23/02)	1,000,000	3.60	1,000,000	—	—

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
Selling Stockholders	Common Stock	Percentage of Outstanding Common Stock (1)	Shares being Offered	Common Stock	Percentage of Outstanding Common Stock (1)
Larry Bennett	500	*	500	—	—
Larry Leighton	4,944	*	4,944	—	—
Lauren Leslie Colvin	2,857	*	2,857	—	—
Leisure Yu & Susan Cochran Ttee	77,160	*	77,160	—	—
Leslie & Gerry Stephens	7,716	*	7,716	—	—
Lewis E. McAtee	1,516	*	1,516	—	—
Lizet N. Santos	2,500	*	2,500	—	—
Loma Linda Orthopedic (Leisure Yu)	13,000	*	13,000	—	—
Louis Sanders Constine III, M.D. & Sally Joanne Constine	12,771	*	12,771	—	—
Louise A. Breakstone	50	*	50	—	—
Lydia Rivera	500	*	500	—	—
Mandy R. Angelo	7,447	*	7,447	—	—
Marc J. Adelsheimer	9,337	*	9,337	—	—
Maria P. Sperando	417,486	1.49	417,486	—	—
Mark Brennan	50	*	50	—	—
Mark Jason Spector	200,059	*	200,059	—	—
Mark Willard Howard	111,607	*	111,607	—	—
Mary & Mandy Angelo	12,920	*	12,920	—	—
Mary Anne & Wayne Domin	500	*	500	—	—
Mary L. Angelo	7,447	*	7,447	—	—
Maurice Buchsbaum (20)	100,000	*	100,000	—	—
Mayra Montero	1,250	*	1,250	—	—
Merrill Reuter, M.D. (21)	619,500	2.19	619,500	—	—
Michael Giovanniello	8,001	*	8,001	—	—

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
Selling Stockholders	Common Stock	Percentage of Outstanding Common Stock (1)	Shares being Offered	Common Stock	Percentage of Outstanding Common Stock (1)
Michael J. Angelo	994	*	994	—	—
Michael Martire, M.D. (22)	902,777	3.18	902,777	—	—
Michael R. Jordan	6,703	*	6,703	—	—
Mid-America Orthopaedic Surgery (G. Farley & T. Weiss)	64,655	*	64,655	—	—
Mike Mabry	19,891	*	19,891	—	—
Mitchell R. Schrudder	50,000	*	50,000	—	—
MMESS Consulting, LLC (23)	75,000	*	75,000	—	—
Musaddiq Rehman	9,920	*	9,920	—	—
Nakamura Family Trust	102,000	*	102,000	—	—
Nancy Rivera	500	*	500	—	—
Noelle M. Dinse	17,500	*	17,500	—	—
Nolan Ang	10,402	*	10,402	—	—
Patrick J. & Virginia R. Noon	68,643	*	68,643	—	—
Paul Abbey	966	*	966	—	—
Paul J. Krebs	7,310	*	7,310	—	—
Peter G. Wernicki	20,050	*	20,050	—	—
Peter Rothbart (24)	140,000	*	140,000	—	—
Physical Medicine Associates PC Profit Sharing Plan	9,221	*	9,221	—	—
Rabia Tai	25,000	*	25,000	—	—
Randall F. & Deirdre K. O’Brien	50,050	*	50,050	—	—
Randy A. Bean	11,838	*	11,838	—	—
Rehab Management Group, Inc. (25)	798,006	2.83	798,006	—	—
Resources Trust FBO Colleen T. Catania	200,000	*	200,000	—	—
Richard B. Patt, M.D.	19,380	*	19,380	—	—
Richard F. Mackin (First Trust Company of Onaga)	50,000	*	50,000	—	—

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
Selling Stockholders	Common Stock	Percentage of Outstanding Common Stock (1)	Shares being Offered	Common Stock	Percentage of Outstanding Common Stock (1)
Richard L. Hyder	2,500	*	2,500	—	—
Rick Bennett	10,000	*	10,000	—	—
RMC Ventures II, Limited Partnership	170,076	*	170,076	—	—
Robert G. Valentine	17,971	*	17,971	—	—
Robert J. Fast	10,000	*	10,000	—	—
Robert Kalb	50	*	50	—	—
Robert M. Collins	20,050	*	20,050	—	—
Robert M. Wasserman	57,000	*	57,000	—	—
Robert McGuire	88,587	*	88,587	—	—
Robert Miller	3,193	*	3,193	—	—
Romilio Santos III	3,666	*	3,666	—	—
Ron Riewold (26)	25,000	*	25,000	—	—
Ronald & Roslyn Katz	149,685	*	149,685	—	—
Ronald Gurewitz (27)	63,500	*	63,500	—	—
Ronald J. Korn	4,852	*	4,852	—	—
Ronald L. & Anita L. Bierbaum	10,000	*	10,000	—	—
Ronald Vita (28)	50,000	*	50,000	—	—
Salvadore & Monica M. Ramos	10,000	*	10,000	—	—
Samuel Smargon	5,000	*	5,000	—	—
Saquib Bashir Khan, M.D. (29)	2,100,980	7.23	2,100,980	—	—
Scott R. Jahnke	50,050	*	50,050	—	—
Shasqua (30)	307,365	1.10	307,365	—	—
Sheldon T. Katz	772,496	2.76	772,496	—	—
Sheree Pouls	2,500	*	2,500	—	—
Simon Family Trust (31)	63,500	*	63,500	—	—
Spyros & Maria Panos	26,836	*	26,836	—	—
Stan Swartz	233,872	*	233,872	—	—

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
Selling Stockholders	Common Stock	Percentage of Outstanding Common Stock (1)	Shares being Offered	Common Stock	Percentage of Outstanding Common Stock (1)
Stanley M. & Ann Marie Zagorski	16,583	*	16,583	—	—
Stephen A. Smith, M.D.	264,085	*	264,085	—	—
Stephen E. Howard	83,705	*	83,705	—	—
Stephen Flood, M.D.	50,988	*	50,988	—	—
Stephen M. & Betty Lou Neely	2,415	*	2,415	—	—
Sterling Financial (32)	13,250	*	13,250	—	—
Steven Pouls	43,994	*	43,994	—	—
Stockbroker Associates Corporation (33)	100,000	*	100,000	—	—
Stringfellow Trust (34)	63,500	*	63,500	—	—
Suzanne McKinney	7,584	*	7,584	—	—
Terry L. & Brenda Coleman	64,655	*	64,655	—	—
The NCCCK Children’s Trust (35)	972,222	3.43	972,222	—	—
Thomas & Colleen Catania	699,790	2.48	699,790	—	—
Thomas E. & Brenda E. Wilson	2,447	*	2,447	—	—
Thomas T. Hughes	37,500	*	37,500	—	—
Timothy C. & Cheryl R. Taddie	5,000	*	5,000	—	—
Topolgus Surgical Pension Plan	2,050	*	2,050	—	—
Virgil & Angela Hilliard	3,655	*	3,655	—	—
Vladimir Kravchenko (36)	469,230	1.67	469,230	—	—
W. Scott Bohlke	27,731	*	27,731	—	—
Wasserman Marital Trust	13,000	*	13,000	—	—
William Campbell Mott (Joseph M. Mott III, Custodian)	2,000	*	2,000	—	—

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
Selling Stockholders	Common Stock	Percentage of Outstanding Common Stock (1)	Shares being Offered	Common Stock	Percentage of Outstanding Common Stock (1)
William G. Murphy Jr.	11,175	*	11,175	—	—
William Jordan	5,000	*	5,000	—	—
Yesenia Hernandez	500	*	500	—	—
Yolanda Svitak	4,972	*	4,972	—	—

*	Less than one percent.

(1)	Based upon 27,783,570 shares outstanding on January 29, 2004.

(2)	Midsummer Capital, LLC is the investment manager to Midsummer Investment Ltd. By virtue of such relationship, Midsummer Capital, LLC may be deemed to have dispositive power over the shares owned by Midsummer Investment Ltd. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares of common stock owned by Midsummer Investment Ltd. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of our common stock owned by Midsummer Investment Ltd. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of our common stock and neither person has any legal right to maintain such delegated authority.

(3)	Represents 120% of : (i) 1,914,169 shares of common stock issuable upon conversion of $5,000,000 in principal amount of Debentures at a fixed conversion price of $2.6121 per share; (ii) 538,360 shares of common stock that would be issuable if we elect to pay the interest on the Debentures through the delivery of shares of common stock at an assumed market value of $2.0897 per share, which equals 80% of the conversion price (the actual price for the interest shares is based upon the market value prior to the payment date; and (iii) 631,658 shares issuable upon exercise of warrants, including 315,829 shares of an exercise price of $2.730905 per share and 315,829 shares of an exercise price of $2.84964 per share.

(4)	The securities purchase agreement pursuant to which the Debentures were sold contains the following limitations on the issuance of shares of common stock upon conversion of the Debentures, in payment of the interest on the Debentures and on exercise of the warrants that were issued to the Debenture purchasers:

(i) If we have not obtained shareholder approval of the Debenture issuance in accordance with the applicable rules and regulations of the American Stock Exchange, we may not issue upon conversion of the Debentures, in the aggregate, in excess of (1) 19.999% of the number of shares of common stock outstanding on December 17, 2003, (2) less any shares of

Common Stock issued as payment of interest or upon exercise of the warrants issued to holders of the Debentures on the original issue date pursuant to the Debenture purchase agreement; and

(ii) We shall not effect any conversion of Debentures, and holder shall not have the right to convert any portion of Debentures, to the extent that after giving effect to such conversion, the holder (together with the holder’s affiliates), would beneficially own in excess of 4.99% of the number of shares of the common stock outstanding immediately after giving effect to such conversion.

(5)	Islandia L.P. is a Delaware limited partnership, the general partner of which is John Lang, Inc. The officers of John Lang, Inc., mainly, Richard Berner, Edgar Berner, Tom Berner and Anthony Berner, have voting and dispositive powers.

(6)	Represents 388,889 shares of common stock issued plus 583,333 that may be issued if certain earnings goals are reached.

(7)	Represents 1,000,000 shares of common stock issued plus 999,999 that may be issued if certain earnings goals are reached.

(8)	Represents shares that may be acquired pursuant to a warrant at an exercise price of $1.00 per share. (Mr. Hudson is a director of PainCare.)

(9)	Represents 25,000 shares that may be acquired pursuant to a warrant at an exercise price of $1.50 per share and 25,000 shares that may be acquired pursuant to a warrant at an exercise price of $3.00 per share.

(10)	Represents shares that may be acquired pursuant to a warrant at an exercise price of $1.00 per share.

(11)	Represents 137,619 shares of common stock issued plus 43,350 that may be issued if certain earnings goals are reached. (Ms. Rothbart is the wife of a director of PainCare.)

(12)	Represents 565,048 shares of common stock issued plus 833,334 that may be issued if certain earnings goals are reached. (Dr. Cenac is an officer and director of a subsidiary of PainCare.)

(13)	Represents shares that may be acquired pursuant to a warrant at an exercise price of $1.00 per share.

(14)	Represents 26,000 shares of common stock issued and 12,500 shares that may be acquired pursuant to a warrant at an exercise price of $1.00 per share.

(15)	Represents 100,000 shares that may be acquired pursuant to a warrant at an exercise price of $1.00 per share, 50,000 shares that may be acquired pursuant to a warrant at an exercise price of $1.75 per share, 50,000 shares that may be acquired pursuant to a warrant at an exercise price of $5.02 per share, 25,000 shares that may be acquired upon the exercise of options at an exercise prices of $4.50 per share, and 25,000 shares that may be acquired upon the exercise of options at an exercise prices of $4.00 per share.

(16)	Represents 51,000 shares of common stock issued and 12,500 shares that may be acquired pursuant to a warrant at an exercise price of $1.00 per share.

(17)	Represents 3,750 shares of common stock issued and 1,250 shares that may be acquired pursuant to a warrant at an exercise price of $1.00.

(18)	Represents 1,025,000 shares of common stock issued plus 1,374,999 that may be issued if certain earnings goals are reached.

(19)	Represents 1,100,000 shares of common stock issued plus 1,374,999 that may be issued if certain earnings goals are reached.

(20)	Represents 50,000 shares that may be acquired pursuant to a warrant at an exercise price of $1.01 per share and 50,000 shares that may be acquired pursuant to a warrant at an exercise price of $1.50 per share.

(21)	Represents 619,500 shares of common stock that may be issued if certain earnings goals are reached. (Mr. Reuter is an officer and director of a subsidiary of PainCare.)

(22)	Represents 277,778 shares of common stock issued plus 624,999 that may be issued if certain earnings goals are reached.

(23)	Represents 75,000 shares that may be acquired upon the exercise of options at an exercise prices of $1.95 per share.

(24)	Mr. Rothbart is a director of PainCare.

(25)	Represents 401,617 shares of common stock issued plus 396,389 that may be issued if certain earnings goals are reached.

(26)	Represents 25,000 shares that may be acquired pursuant to a warrant at an exercise price of $0.75 per share. (Mr. Riewold is an officer and director of PainCare.)

(27)	Represents 51,000 shares of common stock issued and 12,500 shares that may be acquired pursuant to a warrant at an exercise price of $1.00 per share.

(28)	Represents 50,000 shares that may be acquired pursuant to a warrant at an exercise price of $1.00 per share.

(29)	Represents 809,315 shares of common stock issued plus 1,291,665 that may be issued if certain earnings goals are reached. (Dr. Khan is an officer and director of a subsidiary of PainCare.)

(30)	Represents 107,456 shares of common stock issued plus 199,909 that may be issued if certain earnings goals are reached.

(31)	Represents 51,000 shares of common stock issued and 12,500 shares that may be acquired pursuant to a warrant at an exercise price of $1.00 per share.

(32)	Represents 1,250 shares of common stock issued and 12,000 shares that may be acquired pursuant to a warrant at an exercise price of $1.00 per share.

(33)	Represents 50,000 shares that may be acquired pursuant to a warrant at an exercise price of $1.75 per share and 50,000 shares that may be acquired pursuant to a warrant at an exercise price of $2.75 per share.

(34)	Represents 51,000 shares of common stock issued and 12,500 shares that may be acquired pursuant to a warrant at an exercise price of $1.00 per share.

(35)	Represents 388,889 shares of common stock issued plus 583,333 that may be issued if certain earnings goals are reached.

(36)	Represents 69,230 shares of common stock issued, 100,000 shares that may be acquired pursuant to a warrant at an exercise price of $1.00 per share, 200,000 shares that may be acquired pursuant to a warrant at an exercise price of $0.50 per share and 100,000 shares available upon the conversion of a promissory note at an exercise price of $1.00 per share.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the American Stock Exchange or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers, which may include long sales or short sales effected after the effective date of the prospectus of which this registration statement is a part;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	“at the market” or through market makers or into an existing market for the shares

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each of the selling stockholders have informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. Some of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares, including all reasonable costs and expenses incurred by us or the selling stockholders and all registration and filing fees and legal fees and accounting fees.

We have agreed to indemnify the selling stockholders and certain control and other related persons related to the foregoing persons against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us in certain circumstances, as well as certain related persons, against certain liabilities, including liabilities under the Securities Act.

The selling stockholders are not obligated to, and there is no assurance that the selling stockholders will, sell any or all of the shares being offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement effective until the shares being offered by this prospectus may be sold without registration or restriction pursuant to Rule 144(k) promulgated under the Securities Act, or, if earlier, until the distribution contemplated in this prospectus has been completed.

LEGAL MATTERS

The validity of the shares of common stock offered hereby is being passed upon for PainCare by Phillips Nizer LLP, New York, NY.

EXPERTS

The audited consolidated financial statements as of December 31, 2002 and 2001 and for the year ended December 31, 2002 incorporated in this Registration Statement by reference to the Annual Report on Form 10-KSB for the year ended December 31, 2002 have been so incorporated in reliance on the report of Tschopp, Whitcomb, and Orr, P.A., independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet website at http://www.sec.gov.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet website.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” much of the information we file with them under Commission File No. 1-14160, which means that we can disclose important information to you by referring you to those publicly available documents. All of the information that we indorporate by reference is considered to be part of this prospectus, and any of our subsequent filings with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below and any future filing made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the filing of a post-effective amendment to this prospectus which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold:

•	Our registration statement on Form 8-A, filed on June 13, 2003;

•	Our annual report on Form 10-KSB for the year ended December 31, 2002, filed on March 24, 2003;

•	Our proxy statement for our annual meeting of stockholders, filed on November 11, 2003;

•	Our quarterly report on Form 10-QSB for the quarter ended March 31, 2003, filed on April 28, 2003;

•	Our quarterly report on Form 10-QSB for the quarter ended June 30, 2003, filed on August 12, 2003;

•	Our quarterly report can form 10-QSB for the quarter ended September 30, 2003, filed on November 12, 2003;

•	Our current reports on Form 8-K, filed on April 21, 2003, April 25, 2003, May 16, 2003 and August 7, 2003, November 18, 2003, December 9, 2003 December 19, 2003, December 30, 2003, January 6, 2004, January 7, 2004; and January 13, 2004.

•	All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement.

You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at:

PainCare Holdings. Inc.,

37 North Orange Avenue, Suite 500, Orlando, Florida 32801, Attention, Randy Lubinsky, CEO Tel. No. (407) 926-6615

PROSPECTUS

You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of ordinary shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy these ordinary shares in any circumstances under which the offer or solicitation is unlawful.

                , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

Securities and Exchange Commission	$15,695
Fees of Transfer Agent and Registrar	2,000
Accounting	2,000
Legal Fees	20,000
Blue Sky Fees and Expenses	2,000
Printing and Engraving	10,000
Miscellaneous	3,000

Total	$54,695

All fees are estimated.

Item 15.	Indemnity and Insurance of Directors and Officers.

The Florida Business Corporation Act provides that a person who is successful on the merits or otherwise in defense of an action because of service as an officer or director of a corporation is entitled to indemnification of expenses actually and reasonably incurred in such defense. F.S. 607.085(3)

Such act also provides that the corporation may indemnify an officer or director, and advance expenses, if such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to a criminal action, had no reasonable cause to believe such conduct was unlawful. F.S. 607.0850(1) (2).

A court may order indemnification of an officer or director if it determines that such person is fairly and reasonably entitled to such indemnification in view of all the relevant circumstances. F.S. 6907.0850(9).

The registrant maintain a policy of liability insurance for its officers and directors.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

Incorp. by Ref. to.	Exhibit No.
*	4.1	7.5% Convertible Debenture Purchase Agreement.
*	4.2	Form of 7.5% Convertible Debenture.
*	4.3	Form of Warrant.
*	4.4	Registration Agreement.
*	5	Opinion of Phillips Nizer LLP.
*	23(a)	Consent of Phillips Nizer LLP contained in their opinion filed as Exhibit 5.
*	23(b)	Consent of Tschopp, Whitcomb and Orr, P.A.

*	Filed herewith.

All schedules have been omitted from this Registration Statement, since the required information is either not applicable, or is not present in amounts sufficient to require submission of the schedules, or because the information is included in the Financial Statements or notes thereto.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. The undersigned Registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Orlando, Florida, on the 29th day of January, 2004.

PAINCARE HOLDINGS, LTD.

By:	/s/ Randy Lubinsky

Randy Lubinsky Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Randy Lubinsky and Mark Szporka and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign this Registration Statement and any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Ron Riewold

Ron Riewold	President and Director	January 29, 2004

/s/ Randy Lubinsky

Randy Lubinsky	Chief Executive Officer and Director	January 29, 2004

/s/ Mark Szporka

Mark Szporka	Chief Financial Officer and Director	January 29, 2004

/s/ Jay Rosen, M.D.

Jay Rosen, M.D.	Director	January 29, 2004

/s/ Merrill Reuter, M.D.

Merrill Reuter, M.D.	Director	January 29, 2004

/s/ Arthur J. Hudson

Arthur J. Hudson	Director	January 29, 2004

/s/ Robert Fusco

Robert Fusco	Director	January 29, 2004

/s/ Peter Rothhart, M.D.

Peter Rothhart, M.D.	Director	January 29, 2004